April 29, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549-0306

Attention: Kristin Lochhead,

Reviewing Accountant

Re:	Aura Systems, Inc.

Form 10-K for the year ended February 29, 2008

Filed June 13, 2008

S.E.C. File No. 000-17249

Dear Ms. Lochhead,

This letter sets forth the responses of Aura Systems, Inc. (the “Company”, we or our) to

the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 23, 2009. Our responses set forth below correspond to the comments as numbered in the staff’s letter.

As noted below, we intend to file amendments to the 2008 Form 10-K and the three 2008 Form 10-Q’s. However, in order to avoid unnecessary filings we plan to file these amendments following your review and response to this letter.

Response to Comment # 1, Critical Accounting Policies, Inventory Valuation and Classification, page 23

The Company has created a reserve for obsolete inventories based upon its evaluation of the use-ability and recoverability of the inventory. During the course of the year if some of the items that have been reserved for are deemed to have no future potential use, the items are disposed of and they are removed from the reserve for obsolete inventories. The items that are reserved for are at no time marked up in value. Future filings will be revised to provide further clarification.

Response to Comment# 2, Long Term Investments, page 22

In the past the Company has had long-term investments that it has carried on its balance sheet and this disclosure was necessary. The Company no longer has long-term investments and this disclosure will be deleted in future filings until such time as the Company has long-term investments.

Response to Comment # 3, Liquidity and Capital Resources, page 24

We do not propose to amend the existing disclosure in response to this comment. We have discussed our position with Praveen Kartholy, who does not seem to object to our position. The comment calls for the Company to provide forward looking information over a twelve month period which has now effectively concluded. Therefore, we believe that disclosure of this information by way of an amendment 10 months after the original filing would not provide meaningful information to investors. However, we do intend to provide this disclosure in future filings, including our next Form 10-K, to the extent applicable to the Company’s financial condition.

Response to Comment #4, Item 9A (T) Controls and Procedures, page 27

The Company inadvertently failed to include its report regarding its assessment of internal control over financial reporting. The Company proposes to include the following disclosure in an amendment and restatement of Item 9A(T), to be included in Form 10-K/A Amendment No. 1.

ITEM 9A(T).	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, the Company’s management evaluated, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures. Based on the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of February 29, 2008. Specifically, the Company inadvertently failed to include in Item 9A(T) of its annual report on Form 10-K, as originally filed on June 13, 2008, management’s annual report on internal control over financial reporting as of February 29, 2008, as required by temporary Item 308Tof SEC Regulation S-K, which applies to the Company for the fiscal year ended February 29, 2008. The omitted report on internal control is included below in this Item 9A(T).

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal quarter ended February 29, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company does not expect that its disclosure controls and procedures or its internal control over financial reporting will prevent all error and all fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any control procedure also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control procedure, misstatements due to error or fraud may occur and not be detected.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 29, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework . Based on this assessment, and on those criteria, management concluded that the Company’s internal control over financial reporting was effective as of February 29, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Response to Comment # 5 Item 9A (T) Controls and Procedures, page27 (Continued)

We propose to revise our conclusions regarding the effectiveness of disclosure controls and procedures, as specified in the revised language in Response to Comment #4 above.

Response to Comment #6, Consolidated Balance Sheets, page F-2

Future filings will be revised to disclose and appropriately label convertible debt on the face of the balance sheet.

Response to Comment #7, Note 1 Organization and Operations, Chapter 11 reorganization, page F-7

For Reference Chapter 11 disclosure in Note

On June 24, 2005 we filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, in the United States Bankruptcy Court, Central District of California, (Case Number LA 05-24550-SB). We secured a Debtor in Possession (“DIP”) loan from Blue Collar Films LLC (“BCF”) for one million dollars and secured an additional $1.2 million DIP loan from AGP Lender LLC. In addition a group of individual investors provided an additional $1.16 million in DIP financing. We submitted a reorganization plan that was approved by the court and voted and approved by the DIP lenders, the secured creditors, the unsecured creditors, the shareholders and the new money investors. Under the reorganization plan (i) the secured creditor retained $2.5 million in a secured note payable over 48 months at 7% annual interest with the first payment starting 12 months after the reorganization, (ii) the Series B Preferred Stock holders received new common shares calculated by dividing the total cash invested in the Series B Placement by $3.37, (iii) the Series A Preferred Stock holders converted their 1.8 Series A Preferred Stock for one new common share, (iv) the common shareholders converted 338 of their shares for one new share, and (v) the DIP loans converted their loans into approximately 6.07 million new shares of common stock, and (vi) all the unsecured creditors received new shares of common stock valued at one share per $1.75 in claim. An additional 5.89 million shares of common stock were issued for the new money and reorganization related fees.254,127 additional shares were issued to shareholders to settle their claims in excess of the bankruptcy court approval.

All of the outstanding litigation and disputes were settled during the bankruptcy. The real estate was sold to an unrelated third party in December 2005 for gross proceeds of $8,750,000. After satisfaction of the mortgage liabilities and payment of the costs of the sale, approximately $2.9 million was due us. From this amount, $1.9 million was paid to the minority shareholder, approximately $470,000 was used to satisfy outstanding legal bills, and the balance of $595,000 was received by the Company in March of 2006. All disputes regarding the real estate were settled.

We emerged from Chapter 11 proceedings effective January 31, 2006.

It is the opinion of the Company that control did not change during the Chapter 11 bankruptcy filing. Most of the new investors constituted the same individuals who held share in the pre bankrupt entity. Para 36. of SOP 90-7 contemplates the following, “The loss of control contemplated by the plan must be substantive and not temporary.”

Even if the provisions applied, they would not have impacted the Company materially. After careful analysis of the pronouncement’s provisions we came to the conclusion that ostensibly fresh start accounting did not impact our reporting process to any great extent. Our chapter 11 proceeding differed from the vast majority of these proceedings. We emerged because “everyone was made whole”, in essence, no one took less than face value for their liabilities. Further, our assets were not valued below their fair market value which equated to their liquidation amounts. Therefore, there was no practical need to adjust the values of either our assets or liabilities as contemplated in SOP 90-7.

Response to Comment #8, Note 2 Summary of Significant Accounting Policies, page F-7, Revenue Recognition, page F-7

Original Note:

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as a liability as customer deposits.

We recognize revenue for product sales upon shipment and when title is transferred to the customer. When Aura performs the installation of the product, revenue and cost of sales are recognized when the installation is complete. We have in the past earned a portion of our revenues from license fees and recorded those fees as income when we fulfilled our obligations under the particular agreement.

Proposed revision to the original note:

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

We recognize revenue for product sales upon shipment and when title is transferred to the customer. When Aura performs the installation of the product, revenue and cost of sales are recognized when the installation is complete. We have in the past earned a portion of our revenues from license fees and recorded those fees as income when we fulfilled our obligations under the particular agreement.

Terms of our sales generally provide for Shipment from our facilities to customers

FOB point of shipment. Title passes to customers at the time the products leave our warehouse.

Response to Comment #9, Revenue Recognition continued:

The Company does not offer a general right of return on any of its sales and considers all sales as final. However, if a customer determines that a different system configuration would better suit their application, we will allow them to exchange the system and bill them the incremental cost, or credit them if there is a decrease in the system cost. While some sales are for evaluative purposes, they are still considered final sales. The customers evaluation is for them to determine if there is a benefit to them to outfit additional vehicles in their fleets.

Response to Comment #10, Revenue Recognition continued:

The only potential post delivery obligation the Company might have is for the installation of the unit. However, the unit is typically delivered at the time of installation, and the billing is done when the installation is complete. Any discounts that are offered are done as a reduction of the invoiced amount at the time of billing. The Company does not utilize bill and hold. The Company does provide customers with a warranty; however, due to the low sales volume to date, the amount has not been material and is expensed as incurred.

Responses to Comment #11, Note 3 – Inventories, page F-12

The Company’s inventory consists of approximately $2.8 million in ECU’s, approximately $1.6 million in generators and approximately $.5 million in mounting kits. The balance of the inventory consists of component parts and accessories such as power strips, remote start kits, and throttle controls. There is a reserve of approximately $.7 million for the estimated cost to upgrade the ECU’s, and a reserve of approximately $.45 million for mounting kits for older model vehicles and engines that are no longer in production. While these models may no longer be in production, the mounts are useable in cases where a customer may want to mount an Auragen on an older vehicle. There is also a reserve of approximately $.4 million on component parts. The balance of the reserve of approximately $1.0 million is a general reserve for potential obsolescence that has not been specifically identified, and for the long-term carrying cost of the inventory.

Response to Comment #12, Note 3 – Inventories, page F-12

Since we are on a standard cost system, our system does not tier inventory and therefore does notprovide an aging of the inventory. However, the ECU’s, which are the largest single component of our inventory, were all purchased in 1998, and are the oldest item in our inventory. The original purchase price of this component was $564, and we have accrued an additional $168 per unit for the cost of upgrading each unit as they are sold. When sold as a basic AC only unit with the upgrades, but without any additions such as the Inverter Charger System, the ECU is sold to OEM’s, our lowest priced customer, for in excess of $1,000. All other items, when sold, are also sold for prices exceeding the carrying cost in inventory.

The company over time has consistently accounted for it’s inventory in the manner by bifurcating between long and short term classifications. This has been the company’s policy historically. This is not unlike a note payable that is bifurcated between current and long term. Per Financial Accounting Concept 6 — Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. It has been the company’s experience that the probable future economic benefits will inure in a period in excess of twelve months.

NOTE 5 - INVENTORIES

Inventories at February 29, 2004 and February 28, 2003 consisted of the following:

	2004	2003

Raw materials	$ 4,004,785	$ 3,846,439
Finished goods	6,333,358	6,819,286
	10,338,143	10,665,725
Reserve for potential product obsolescence	(2,032,000)	(1,678,000)

	8,306,143	8,987,725
Non-current portion	7,496,484	7,573,225

Current portion	$ 809,659	$ 1,414,500

Inventories consist primarily of components and completed units for the Company's AuraGen® product.

Early in its AuraGen® program, the Company determined it was most cost-effective to outsource production of components and subassemblies to volume-oriented manufacturers, rather than produce these parts in house. As a result of this decision, and based on then anticipated sales, the Company purchased, prior to fiscal 2001, a substantial inventory of components at volume prices, most of which was then assembled into finished AuraGen® units. Since sales did not meet such expectations, the Company has been selling product from this inventory for several years. Management has analyzed its inventories based on its current business plan, current orders for future delivery, and pending proposals with prospective customers and has determined that the Company does not expect to realize all of its inventories within the next year. The net inventories as of February 29, 2004 and February 28, 2003 which are not expected to be realized within a 12-month period have been reclassified as long term.

The Company has also assessed the net realizability of these assets, and the potential obsolescence of inventory. In accordance with this assessment, management has recorded a reserve of $2,032,000 and $1,678,000 at February 29, 2004 and February 28, 2003, respectively.

Response to Comment #13, Note 4-Inventories, page F-12(continued)

While the Company is selling the basic systems at lower margins, at all times the selling price is still above the cost of the components, including the cost to upgrade the ECU to current standards, therefore net realizable value is still above the component cost.

Additionally, replacement cost is also above the historical cost that these items are carried at.

Response to Comment #14, Note 4-Inventories, page F-12

The discount on long-term inventory is a calculation based upon the carrying cost of the inventory and is separate from the reserve for inventory obsolescence.  The discount on long term inventory was provided to bring it to its present value. It is different from the reserve from obsolescence because this is not an adjustment for the obsolescence or poor quality of the inventory. This is just an adjustment for the realizable value of the inventory. The Company purchased bulk inventory in the past to utilize the economies of scale and also to take advantage of beneficial pricing. However, all of that inventory could not be used up over a short period of time and was expected to be realized over a longer period. The fair value was expected to be lesser than the carrying value. Management estimated the fair value of the future cash flows expected to be received from the inventory and used its judgment to determine a discount commensurate with its credit to make a best estimate of the fair value.

Response to Comment #15, Note 4-Inventories page F-12(continued)

While we have a great deal of inventory on hand for the basic 5Kw system, the greatest demand is for 8.5Kw systems. As we receive orders for these systems, we have to purchase components and parts to build these. We are continuing to sell the basic 5Kw systems, and sell them at prices greater than the carrying value, however, the demand for these systems is lower and therefore this inventory is not decreasing very rapidly. As a result of this, we are recording a carrying cost for this long-term inventory as noted in our response to number14.

Response to Comment # 16, Note 9- Stockholder’s Equity, page F-15, Common Stock, page F-15

The 2,012,577 penalty shares were issued in 2008 for the failure to timely file a registration statement to register shares issued in private placements. These shares were valued at the fair market value on the earlier date of the date of issuance and date of default. However, as these shares were issued as a penalty for private placement, they were adjusted against additional paid in capital, hence the net value was zero.

In 2006, the shares issued for administrative claims arose out of the bankruptcy plan and were valued at zero as they were all related to bankruptcy. The penalty shares for new money contribution were valued at the fair market value on the earlier date of the date of issuance and date of default. However, as these shares were issued as a penalty for common shares issued for cash, they were adjusted against additional paid in capital, hence the net value was zero.

Response to Comment #17, Note 9- Stockholder’s Equity, page F-15, Common Stock, page F-15

As of the filing date the Company has no other outstanding registration rights agreements with penalties. Future filings will be revised as needed.

Response to Comment #18, Employee Stock Options, page f-16

Future filings will be revised to disclose these assumptions and estimates

Response to Comment #19, Employee Stock Options, page f-16

Future filings will be revised to provide these disclosures

Response to Comment #20, warrants page F-17

The warrants for consulting services were granted on February 28, 2008 for services to be rendered. The fair value was calculated on the date of grant as prepaid consulting. It is reflected on the statement of stockholders’ equity with the amortization recorded as the services were performed.

Response to Comment #21, warrants page F-17

Future filings will be revised to reflect the fair value of warrant issuances

Response to Comment # 22, Note 16-Going Concern, page F-17

Management has been working to expand the Company’s operations into different areas, such as the refrigeration truck business where the Auragen is the power source for the refrigeration unit, and power generation from windmills, such as the agreement recently announced with WePower. The Company has utilized Convertible Debt financing in conjunction with equity financing, and expects to be able to utilize other conventional financing means as the business evolves.

Response to Comment #23, Note 15- Subsequent Events, page F-21

The modification was valued in accordance with SFAS 123R. The fair value was recalculated on the date of modification and compared to the fair value immediately before the modification. The increase in value was recorded and the decrease in value was ignored.

Response to Comment #24, Exhibits 31.1 and 31.2

Amendment No. 1 to Form 10-K and all other future filings will reflect the concerns indicated in this comment.

Response to Comment #25, Exhibits 31.1 and 31.2

Amendment No. 1 to Form 10-K and all other future filings will reflect the concerns indicated in this comment.

Response to Comment #26,Note 6. Notes Payable and Other Liabilities, page 13

The loss on settlement of debt was recorded on the shares issued in exchange for a note payable that was not convertible on the date of the note agreement. The beneficial conversion feature recorded as expense was in regards to the other convertible note. The Company calculates and records beneficial conversion feature on the date of note agreement of a convertible note.

Response to Comment #27, Note 8 Capital, page 13

The Company entered into an agreement with Emerald Commercial Leasing to acquire assets consisting of approximately $337,500 of inventory and a prepayment for inventory of $62,500. Initially, the assets were to be paid for as they were sold. Subsequently, in early August 2008, the Company and Emerald agreed that 400,000 shares of Aura common stock would be issued to satisfy the $400,000 liability. The stock was valued at the average of the high and low price of the stock on August 5, and the stock was issued shortly thereafter. Initially the transaction was recorded as an increase in inventory of $337,500, a prepaid expense of $62,500, and a payable to Emerald of $400,000. No value was assigned to the intangible assets, and the inventory was valued based on its cost basis to Emerald. The Company acquired only the refrigeration assets of Emerald in order to be able to offer a complete system consisting of the refrigeration unit and the power source for the refrigeration unit to the refrigeration trucking industry. Emerald Commercial Leasing provided and leased to the industry an entire vehicle, and is continuing in that business.

As indicated above we do not feel that this acquisition constitutes a business. We referenced EITF 98-3 and as indicated below it referred us to 141R for definition of a business.

“Task Force reached a consensus that the guidance below should be used to evaluate whether a business has been received in a nonmonetary exchange transaction.

[Note: This consensus has been nullified by Statement 141(R). See STATUS section.]”

SFAS 141 Para 3E definition of business

A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

Based upon our understanding of the pronouncements and the facts as presented above,

we feel we have purchased assets that could not by themselves constitute a business.

Response to Comment #28, Employee Stock Options

We shall revise future filings to disclose how we valued the additional 300,000 options

Issued in the period.

Response to Comment # 29, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

We shall revise our future filings to conform with the concerns enumerated in the commission’s comment.

Response to Comment # 30, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

The net loss for November, 2008, included a charge of approximately $287,000 for inventory that was scrapped. The charge is reflected in the cost of goods sold on the financial statements.

Response to Comment # 31, Item 4T Controls and Procedures, page 21

The Company proposes to amend the first paragraph of its disclosure in Item 4T, to be included in Form 10-Q/A Amendment No. 1, for the quarters ended August 31 and

November 30, 2008, to read as follows (the words which are shown below as being stricken were included in the original filing in error):

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit, is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures and have concluded, as of August 31, 2008, that they were effective~~. in view of our delinquent filings~~.

Response to Comment # 32, Exhibit 31.1 and 31.2

Amendment No. 1 to Form 10-Q for the quarters ended May 31, August 31, and November 30, 2008, and all future filings, will reflect the concerns indicated in this comment.

Response to Comment # 33Exhibit 31.1 and 31.2

Amendment No. 1 to Form 10-Q for the quarters ended May 31, August 31, and November 30, 2008, and all other future filings, will reflect the concerns indicated in this comment.

Response to Comment #34 Exhibit 31.1 and 31.2

Amendment No. 1 to Form 10-K and all other future filings will reflect the concerns indicated in this comment.

***

In accordance with your request, we acknowledge the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter please contact me directly. My phone number is 310-643-5300 ext. 171.

Aura Systems, Inc.

/s/ Melvin Gagerman

Melvin Gagerman

CEO

[cc to all staff, via facsimile]